Filed by Tuatara Capital Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tuatara Capital Acquisition Corporation
Commission File No. 001-40049
Date: March 10, 2022

springbig Announces 2021 Financial Highlights and Nominees for
Post-Business Combination Board of Directors

Achieves Strong 58% YoY Revenue Growth

Anticipates Closing Previously Announced Business Combination in Q2

Announces Nominees to the Board for Post-Business Combination Company

BOCA RATON, Fla. - March 10, 2022 - springbig (“the Company”), a leading provider of SaaS-based marketing solutions, consumer mobile app experiences, and omnichannel loyalty programs to the cannabis industry, today reported financial results for its fiscal year ended December 31, 2021. The Company also announced nominees for election to its post-business combination Board of Directors at the general meeting of shareholders to approve the previously announced business combination with Tuatara Capital Acquisition Corporation (“TCAC”), which is expected to occur in the second quarter of the year.

FY2021 Financial and Operational Highlights

•	Strong YoY revenue growth of 58% to $24 million in 2021 from $15 million in 2020
•	Gross margin improved by 4% YoY to 71% in 2021 from 67% in 2020
•	Retail client base increased by 63% from 759 in 2020 to 1,240 in 2021
•	Category-leading net dollar retention of 110% driven by a proven business model customer loyalty and increasing demand for springbig’s software
•	Distributed 1.9 billion standardized client messages in 2021, a YoY increase of 56%
•	Ranked 69th in the Inc. 5000’s 2021 Top Private Companies in America

Jeffrey Harris, Chief Executive Officer and Co-Founder of springbig, said: “2021 has been an extremely successful year for springbig having executed on our growth objectives across several key areas of the business. By making investments to further differentiate our platform and enhance our unique offerings, we significantly increased our retailer customer base and have grown our relationships with many customers. We have seen encouraging initial traction in expanding our offerings to service cannabis brands and are excited at the future opportunity in that segment, while our entrance into Canada early in the year has led to significant growth in that market. Importantly, our revenue growth was excellent, and our net retention rate continues to be at a category-leading level. I am extremely proud of what our team has accomplished over the past year, and I thank them for their hard work and dedication.”

Jeffrey Harris continued, “Looking ahead, we will continue to scale our business and bolster our platform capabilities to drive organic growth in both new and existing markets as the industry continues to evolve. We expect the closing of our business combination with TCAC to accelerate our growth trajectory by providing access to the capital markets and the ability to secure additional sources of funding. This will help us to continue to expand organically while also exploring M&A opportunities that can further our development of a true cannabis technology ecosystem across loyalty, data analytics, advertising, and other marketing and consumer experience verticals.”

Board Composition

The nominees for election to the post-business combination Board of Directors will bring extensive expertise across strategy, finance, business operations, public company governance, and the cannabis industry. The nominees for election to the Board of Directors are:

●	Jeffrey Harris, Co-Founder, Chief Executive Officer of springbig.
●	Sergey Sherman, Managing Director, Investments at Tuatara Capital, L.P., a cannabis-focused private investment firm, and former executive at Société Générale, RBC Capital Markets, and J.P. Morgan.
●	Steve Bernstein, Chairman, Founder, and former CEO of SBA Communications Corp, a Nasdaq-listed company and constituent of the S&P 500.
●	Patricia Glassford, Former Chief Financial Officer of numerous businesses in the General Electric Company, including NBC Universal Studios & Parks and GE Capital Treasury.
●	Amanda Lannert, Chief Executive Officer of Jellyvision, a privately held, innovative SaaS business providing an employee benefits guidance platform.
●	Phil Schwarz, Principal at Corazon Capital and former CMO of Tinder and executive at Match Group up to and beyond its IPO.
●
Jon Trauben, Co-Founder and Partner at Altitude Investment Management, a private fund investing in the global cannabis industry, and a former executive at Barclays, Credit Suisse, and Cantor Fitzgerald.

Jeffrey Harris is expected to be appointed as Chairman of the Board of Directors. Patricia Glassford, Steve Bernstein, and Amanda Lannert are expected to Chair the Audit, Compensation, and Corporate Governance and Nominating committees, respectively.

Jeffrey Harris added, “Establishing a strong, experienced Board of Directors is an important step as we continue our preparations to become a public company and ensure we implement appropriate corporate governance practices. We are delighted to be able to bring together this group of esteemed individuals who will be invaluable on our growth journey, and we look forward to benefiting from their broad range of perspectives, expertise, and insights.”

About springbig
springbig is a market-leading software platform providing customer loyalty and marketing automation solutions to cannabis retailers and brands in the U.S. and Canada. springbig’s platform connects consumers with retailers and brands, primarily through SMS marketing, as well as emails, customer feedback system, and loyalty programs, to support retailers’ and brands’ customer engagement and retention. springbig offers marketing automation solutions that provide for consistency of customer communication, thereby driving customer retention and retail foot traffic. Additionally, springbig’s reporting and analytics offerings deliver valuable insights that clients utilize to better understand their customer base, purchasing habits and trends. For more information, visit https://springbig.com/.

Investor Relations Contact
Courtney Van Alstyne
MATTIO Communications
ir@mattio.com

Media Contact
Phoebe Wilson
MATTIO Communications
springbig@mattio.com

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to stockholders of TCAC for their consideration. In connection with the proposed business combination, TCAC has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes preliminary and definitive proxy statements to be distributed to TCAC's stockholders in connection with TCAC's solicitation for proxies for the vote by TCAC's stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to springbig's stockholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, TCAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Before making any voting decision, TCAC's stockholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, along with all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination and the TCAC's solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about TCAC, springbig (including, without limitation, further financial information and results) and the proposed business combination. Stockholders will be able to obtain free copies of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by TCAC, without charge, at the SEC's website located at www.sec.gov or by directing a request to Tuatara Capital Acquisition Corporation, 655 Third Avenue, 8th Floor, New York 10017.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements may include, but are not limited to, statements with respect to (i) trends in the cannabis industry and springbig market size, including with respect to the potential total addressable market in the industry; (ii) springbig's growth prospects; (iii) springbig's projected financial and operational performance, including relative to its competitors; (iv) new product and service offerings springbig may introduce in the future; (v) the potential transaction, including the implied enterprise value, the expected post-closing ownership structure and the likelihood and ability of the parties to successfully consummate the potential transaction; (vi) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TCAC's securities; (vii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by TCAC's stockholders; (viii) the effect of the announcement or pendency of the proposed business combination on TCAC's or springbig's business relationships, performance, and business generally; (ix) the outcome of any legal proceedings that may be instituted against TCAC or springbig related to the definitive agreement or the proposed business combination; (x) the ability to maintain the listing of TCAC's securities on the NASDAQ; (xi) the price of TCAC's securities, including volatility resulting from changes in the competitive and highly regulated industry in which springbig plans to operate, variations in performance across competitors, changes in laws and regulations affecting springbig's business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xiii) other statements regarding springbig's and TCAC's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "outlook," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would," and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of TCAC's registration statement on Form S-1, any proxy statement/prospectus relating to the transaction, which is expected to be filed by TCAC with the SEC, other documents filed by TCAC from time to time with SEC, and any risk factors made available to you in connection with TCAC, springbig and the transaction. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of springbig and TCAC), and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

Participants in the Solicitation

TCAC, springbig and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from TCAC's stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of TCAC's stockholders in connection with the proposed business combination will be set forth in TCAC’s proxy statement / prospectus when it is filed with the SEC. You can find more information about TCAC's directors and executive officers in TCAC's final prospectus dated February 11, 2021 and filed with the SEC on February 16, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when they become available. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release relates to a proposed business combination between TCAC and springbig and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.